UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): October 18, 2022

Angel Studios, Inc.
(Exact name of issuer as specified in its charter)

Delaware	46-5217451
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

295 W Center St.

Provo, Utah 84601

(Full mailing address of principal executive offices)

(760) 933-8437

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Class B Common Stock

ITEM 1. FUNDAMENTAL CHANGES

On October 18, 2022, Angel Studios, Inc. (“Angel”) entered into a new Content License Agreement (the “New Agreement”, Exhibit 3.1) with The Chosen, LLC (“TCL”) for the distribution and exploitation of certain audiovisual programs. The New Agreement replaced and supersedes the previous agreements between Angel and TCL (the “Parties”), including the Exclusive Video-On-Demand and Subscription Video-On-Demand License Agreement (the “Prior Agreement”, Exhibit 3.2) dated as of November 26, 2019.

The Prior Agreement provided Angel with a nationwide, international, and worldwide exclusive, sublicensable license (for one year following delivery to Angel) to transmit, reproduce, distribute, publicly perform, display, create derivative works and otherwise exploit each season’s episodes of the licensed materials which included The Chosen series. The New Agreement  provides that TCL grants to Angel a concurrent exclusive and non-sub-licensable license, subject to any First Window exhibition (as defined in the New Agreement) and livestream premiere, to exhibit, perform, transmit, distribute, and otherwise exploit, solely on Angel’s proprietary owned and operated video-on-demand streaming app (the “Angel App”) for a period of sixty (60) days following the initial release on TCL’s app (the “Chosen App”) of the final episode of each new season, (a) the episodic audiovisual series entitled “The Chosen” (the “Series”); and (b) any future audiovisual productions derivative of the Series which are produced and owned by TCL (together with the Series, herein, the “Programs”). Following this initial concurrent exclusive period, TCL grants to Angel certain non-exclusive and non-sub-licensable rights to exhibit, perform, transmit, distribute, and otherwise exploit the Programs solely on the Angel App for the full term of copyright (and any extensions and renewals thereof).

By its terms, the New Agreement provides that Angel may exhibit and exploit the Programs on a non-exclusive basis on the Angel App via any and all devices known or unknown or hereafter devised and may monetize such exhibition and exploitation on the Angel App in Angel’s sole discretion provided that such monetization shall be subject to the revenue-sharing provisions of the New Agreement. Under the New Agreement, TCL retains and has the right to exercise full control over merchandising related to all Programs and Angel has the right to purchase Program-derived merchandise from TCL at such most favorable whole-sale cost from time-to-time which Angel may offer and sell to customers via the Angel App, on a non-exclusive basis. Angel has the exclusive right to exploit and monetize NFT (non-fungible token) rights in and to the produced and finished visual scenes lifted directly from the Programs, subject to all third-party restrictions and obligations and the revenue sharing obligations in the New Agreement. Furthermore, as of December 4, 2022, or as of another date as TCL may designate, the New Agreement requires Angel to re-name, re-brand, and merge the existing “Chosen” app into the Angel branded “Angel App” (described further in the New Agreement).

Per the New Agreement, (a) Angel will pay fifty percent (50%) of Angel’s gross revenues derived from the exploitation of the Programs, with carveouts for certain allowable expenses (described further in the New Agreement), to TCL. Furthermore, Angel shall be entitled to receive participation in TCL’s gross revenues derived from the exploitation of the Programs, with carveouts for certain allowable expenses (described further in the New Agreement), which amount will range from two and one-half percent (2.5%) to ten percent (10%) subject to certain financial thresholds being achieved, and (ii) forty percent (40%) with respect to certain other defined revenues from the Series, all of which is more specifically set forth in the New Agreement.

The New Agreement also sets forth that Angel grants TCL a first priority lien and security interest in and to all the rights licensed to Angel as defined in the New Agreement.

Angel has previously generated a significant portion of our total revenue from distribution activities related to the Prior Agreement. We expect that the New Agreement will have a material impact on our revenues in FY 2023 and beyond, potentially reducing revenues derived from the Programs by up to fifty percent (50%) or more. However, we are anticipating that a reduction in expenses incurred fulfilling our obligations under the Prior Agreement will offset a good portion of the difference.

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ITEM 3.1   EXHIBITS

The following exhibits are filed as part of this Current Report on Form 1-U:

Exhibit Number	Description

3.1	Content License Agreement
3.2

Exclusive Video-On-Demand and Subscription Video-On-Demand License Agreement between Angel Studios, Inc. and The Chosen, LLC, incorporated by reference to Exhibit 6.2 of our Form 1-K filed on May 2, 2022.

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SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Angel Studios, Inc.

	By:	/s/ Neal S. Harmon
Neal S. Harmon
Chief Executive Officer
Dated: October 24, 2022

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